FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of   March, 2004
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Commission File Number     0-29546
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                           America Mineral Fields Inc.
                        --------------------------------
                 (Translation of registrant's name into English)

         St. George's House, 15 Hanover Square, London, England W1S 1HS
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    X       Form 40-F
                                       ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes         No   X
                                               ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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NEWS RELEASE                                              [COMPANY LOGO OMITTED]

                                                              St. George's House
                                                               15 Hanover Square
                                                                  London W1S 1HS
                                                                         England
                                                      Tel: ++ 44 (0)20-7355-3552
                                                      Fax: ++ 44-(0)20-7355-3554
                                                          Website:www.am-min.com
                                                        Email: london@am-min.com

For Release on March 24, 2004


         AMERICA MINERAL FIELDS SIGNS CONTRACT OF ASSOCIATION WITH DRC
                   GOVERNMENT AND GECAMINES ON KOLWEZI PROJECT

LONDON,  U.K.  (March 24, 2004) America  Mineral Fields Inc (TSX: AMZ, AIM: AMF)
("AMF") announced that it has signed a Contract of Association with the Government of the Democratic Republic of Congo ("DRC") and La Generale des Carrieres et des Mines ("Gecamines"), the DRC state mining company. The Contract of Association transfers ownership of the Kolwezi tailings project to a joint venture company, Kingamyambo Musonoi Tailings ("KMT"), in which AMF holds an 82.5% interest, and Gecamines and the DRC government control 12.5% and 5.0%, respectively.

"The completed Contract of Association allows us to take several immediate actions to advance the Kolwezi project to its development phase." said Tim Read, AMF's President & CEO. "We are today issuing a formal tender request for the definite feasibility study. Immediately thereafter, we will commission the environmental and social impact assessment. Within the next few days, the tailings exploitation permit will be transferred to KMT from Gecamines, for which we will make an initial payment of US$5.0 million."

"The acquisition of the Kolwzei project is a major milestone for AMF," added Bernard Vavala, AMF's Chairman. "It fully vindicates the long term strategy that management has pursued in the DRC and it also clearly demonstrates that the adherence to ethical and transparent business practices is not an inhibitor to getting deals done in central Africa."

About the Kolwezi Project

AMF's Kolwezi project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited. This resource has the potential to host one of the world's largest and lowest cost cobalt producers. At a conceptual annual output of 42,000 tonnes of copper and 7,000 tonnes of cobalt, the project would have an operating life of 38 years. Such a project would generate significant tax and foreign exchange earnings, as well as providing local employment and contributing to the revival of the DRC's copper belt infrastructure.

About America Mineral Fields

America Mineral Fields is an international mining company listed on the Toronto Stock Exchange under the symbol "AMZ" and on the Alternative Investment Market of the London Stock Exchange

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under the symbol  "AMF".  The company is currently  developing  several  mineral assets in Central Africa, including the Kolwezi cobalt/copper tailings project and the Kipushi zinc mine in the DRC, and the Cuango River diamond project in Angola. AMF's growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

Contact Us

London                                      North America
Tim Read - Chief Executive Officer          Martti Kangas - The Equicom Group
Telephone:   +44-20-7355-3552               Telephone:        +1-416-815-0700 x. 243
Facsimile:   +44-20-7355-3554                                 +1-800-385-5451 (toll free)
E-mail:      London@am-min.com              Facsimile:        +1-416-815-0080
                                            E-mail:           mkangas@equicomgroup.com

Justine Howarth / Cathy Malins
Parkgreen Communications
Telephone: +44-20-7493 3713
Facsimile:  +44-20-7491 3936
justine.howarth@parkgreenmedia.com

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning AMF's plans for its principal properties in the Democratic Republic of Congo ("DRC"), and the discussion of the political situation and potential international investment in the DRC. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving AMF's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in AMF's Annual Report on Form 20-F for the year ended October 31, 2002 and Reports on Form 6-K filed with the Securities and Exchange Commission.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  America Mineral Fields Inc.
                                                  (Registrant)

Date March 24, 2004                      By:      /S/ "Paul C. MacNeill"
     --------------                               ------------------------------
                                                  (Print) Name: Paul C. MacNeill
                                                  Title: Director